Filed by Pan American Silver Corp.
pursuant to Rule 425 under the Securities Act of 1933
Commission File Number: 000-13727
Subject Company: Aquiline Resources Inc.
Commission File Number: N/A

Form 51-102F3

Material Change Report

1.	Name and Address of Company
Pan American Silver Corp. (“Pan American” or the “Company”)
1500 – 625 Howe Street
Vancouver, British Columbia, V6C 2T6
2.	Date of Material Change
October 14, 2009
3.	News Release
A news release dated October 14, 2009 was issued through Marketwire and was filed with regulatory authorities in Canada and published on SEDAR the same day.
4.	Summary of Material Change

On October 14, 2009, the Company announced that it had signed a support agreement with Aquiline Resources Inc. (“Aquiline”) pursuant to which the Company will make formal take-over bids to acquire (i) all of the issued and outstanding common shares of Aquiline, (ii) each outstanding series of Aquiline warrants and (iii) the Aquiline convertible debenture.  The transaction value implied by the take-over bids is approximately $626 million.

5.	Full Description of Material Change

On October 14, 2009, the Company announced it had signed a support agreement (the “Support Agreement”) with Aquiline pursuant to which the Company will make a formal take-over bid to acquire all of the issued and outstanding shares of Aquiline (excluding Aquiline shares already owned by the Company) (the “Share Offer”).  Contemporaneously with the Share Offer, the Company will also make formal take-over bids for each outstanding series of Aquiline warrants and the Aquiline convertible debenture (together, the “Convertible Securities Offers”).  The transaction value implied by all of the offers is approximately $626 million.

The Share Offer will be made on the basis of 0.2495 of a Pan American common share, plus 0.1 of a Pan American common share purchase warrant (the “Pan American Consideration Warrant”) for each Aquiline common share.  Each Pan American Consideration Warrant will entitle its holder to acquire one Pan American common share at an exercise price of $35.00 per Pan American common share for a period of five years after the date on which the Company first pays for Aquiline common shares tendered to the Share Offer.  The consideration offered pursuant to the Convertible Security Offers will consist of replacement Pan American securities, exercisable to acquire Pan American common shares, with similar terms to the respective Aquiline securities subject to an adjustment to their exercise price by a 0.2495 exchange ratio.

Based on the closing price of the Company’s common shares on the TSX on October 13, 2009 (and assuming a value of $0.81 for each 0.1 of a Pan American Consideration Warrant), the implied value of the Share Offer is $7.47 per Aquiline common share, which represents a premium of approximately 36.6% over the closing price of the Aquiline common shares on the TSX on the same date, and a 62.0% premium to Aquiline’s 10-day volume weighted average price.  Aquiline shareholders will own approximately 19% of the Company following consummation of the transaction.

The Board of Directors of Aquiline, after receiving the recommendation of their special committee of independent directors, has unanimously determined (i) that the Share Offer is fair to Aquiline shareholders, and is in the best interest of Aquiline, and (ii) to recommend that Aquiline shareholders tender their common shares to the Share Offer.  BMO Capital Markets, financial advisor to Aquiline, has delivered a fairness opinion to the Board of Directors of Aquiline in connection with the Share Offer. Cormark Securities Inc. has also delivered a fairness opinion to the Board of Directors of Aquiline in connection with the Share Offer. The offers are conditional on the directors and senior officers of Aquiline entering into lock-up agreements with the Company and agreeing to tender all of their Aquiline shares in support of the Share Offer.

Under the terms of the Support Agreement, Aquiline is subject to certain customary non-solicitation covenants including the obligation to pay the Company a non-completion fee of $18 million under certain circumstances.  In addition, Aquiline has provided the Company with certain other customary rights including a five business day right to match a proposal deemed superior by Aquiline’s Board of Directors.  Under certain other circumstances, where the Support Agreement is terminated, Aquiline is obligated to reimburse the Company’s reasonable expenses up to a maximum of $3 million.

The Share Offer and each of the Convertible Securities Offers are conditional upon a minimum of 66⅔% of the outstanding Aquiline common shares on a diluted basis being tendered to the Share Offer.  The Share Offer is not contingent on a successful take-up under any of the Convertible Securities Offers.

The Company expects to launch the formal take-over bids as soon as practicable.  Detailed terms and conditions of the Share Offer and the Convertible Securities Offers will be set out in the formal offer and bid circular to be mailed to Aquiline security holders. The transaction is subject to stock exchange approvals, the receipt of certain confirmations under Argentinean anti-trust laws, and other customary closing conditions. Pan American shareholders will not be required to vote on the transaction.

Additional Information About The Transaction And Where To Find It

In connection with the proposed transaction, the Company will file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including one or more registration statements that contain a prospectus.  Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed by the Company with the SEC, as well as any amendments or supplements to these documents because they will contain important information.  Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov.  In addition, the documents filed with the SEC by the Company may be obtained free of charge by directing such request to: Kingsdale Shareholder Services (“Kingsdale”) at 1-888-518-6824 or from the Company’s website at www.panamericansilver.com.  Such documents are not currently available.  Investors and security holders are urged to read the prospectus and the other relevant materials when they become available before making any investment decision with respect to the proposed transaction.  Security holders who have questions about the transaction can also contact Kingsdale. Kingsdale has been retained by Pan American to act as Information Agent for the transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Information

Certain of the statements and information in this material change report constitute “forward looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward looking information” within the meaning of applicable Canadian provincial securities laws relating to Pan American, Aquiline and their respective operations. All statements, other than statements of historical fact, are forward looking statements. When used in this material change report, the words “will”, “believe”,

“estimate”, “expect”, “goal”, “implied”, “may”, and other similar words and expressions, identify forward-looking statements or information. These forward looking statements or information relate to, among other things: the satisfaction or waiver of the conditions precedent of the Support Agreement, the directors and senior officers of Aquiline entering into lock-up agreements with Pan American, the timing of the expected launch of the formal take-over bids, and the timing and prospects for security holder acceptance of the offers and the implementation thereof.  These statements reflect the current views of Pan American and Aquiline, respectively, with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by each of Pan American and Aquiline, respectively, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward looking statements contained in this material change report and both Pan American and Aquiline, respectively, has made assumptions based on or related to many of these factors. Such factors include without limitation: the fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in currency markets (such as the Argentine peso, Peruvian sol, Mexican peso and Bolivian boliviano versus the U.S. dollar); risks related to the technological and operational nature of Pan American and Aquiline’s businesses, respectively; changes in national and local government, permitting, legislation, taxation, controls or regulations and political or economic developments in Canada, the United States, Argentina, Mexico, Peru, Bolivia or other countries where Pan American and Aquiline may carry on business in the future; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; business opportunities that may be presented to, or pursued by Pan American or Aquiline; Pan American’s ability to complete and successfully integrate acquisitions; challenges to Pan American’s or Aquiline’s title to properties; litigation; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; discrepancies between actual and estimated production, price volatility, increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; and those factors identified under the caption “Risks Related to Pan American’s Business” in Pan American’s most recent Form 40-F and annual information form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities and those factors identified under the caption “Description of Business - Risk Factors” in Aquiline’s annual information form filed with certain Canadian provincial securities regulatory authorities and elsewhere in Aquiline documents filed from time to time with applicable regulatory authorities. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements. Although Pan American and Aquiline, respectively, have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Pan American and Aquiline do not intend, and do not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
7.	Omitted Information
No significant facts otherwise required to be disclosed in this report have been omitted.
8.	Executive Officer
The following executive officer of the Company is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Robert Pirooz
General Counsel, Corporate Secretary and Director
604-684-1175
9.	Date of Report
October 22, 2009